Exhibit 99.1

Ritz-Carlton Bacara, Santa Barbara Hotel

Combined Financial Report
Years Ended December 31, 2019 and 2018 and Period from September 28, 2017 (Acquisition) through December 31, 2017 (Unaudited)

Includes accounts of:
CWI Santa Barbara Hotel, LP
CWI 2 Santa Barbara Hotel, LP
CWI Santa Barbara Mezz, LP
CWI 2 Santa Barbara Mezz, LP
CWI Santa Barbara Hotel GP, LLC
CWI 2 Santa Barbara Hotel GP, LLC
Santa Barbara Hotel Operator, Inc.

Contents

Independent auditor's report	1

Financial statements

Combined balance sheets	2

Combined statements of operations	3

Combined statements of comprehensive loss	4

Combined statements of changes in equity	5

Combined statements of cash flows	6

Notes to combined financial statements	7

Independent Auditor's Report

To the Member or Shareholder
CWI Santa Barbara Hotel, LP
CWI 2 Santa Barbara Hotel, LP
CWI Santa Barbara Mezz, LP
CWI 2 Santa Barbara Mezz, LP
CWI Santa Barbara Hotel GP, LLC
CWI 2 Santa Barbara Hotel GP, LLC
Santa Barbara Hotel Operator, Inc.

Report on the Financial Statements
We have audited the accompanying combined financial statements of CWI Santa Barbara Hotel, LP, CWI 2 Santa Barbara Hotel, LP, CWI Santa Barbara Mezz, LP, CWI 2 Santa Barbara Mezz, LP, CWI Santa Barbara Hotel GP, LLC, CWI 2 Santa Barbara Hotel GP, LLC and Santa Barbara Hotel Operator, Inc. (collectively, the Company or the Ritz-Carlton Bacara, Santa Barbara Hotel), which comprise the combined balance sheets as of December 31, 2019 and 2018, and the related combined statements of operations, comprehensive loss, changes in equity, and cash flows for the years then ended and the related notes to the combined financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Ritz-Carlton Bacara, Santa Barbara Hotel as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP
Chicago, Illinois
March 12, 2020

Ritz-Carlton Bacara, Santa Barbara Hotel

Combined Balance Sheets
December 31, 2019 and 2018

	2019	2018
Assets

Investment in hotel property, net	$358,723,478	$362,385,778
Cash and cash equivalents	1,668,021	1,520,097
Restricted cash	3,194,434	1,841,373
Intangible assets, net	8,751,208	9,881,895
Accounts receivable	4,576,585	4,927,654
Prepaid expenses and other assets	1,859,159	1,922,030
Total assets	$378,772,885	$382,478,827

Liabilities and Equity

Notes payable	$228,434,044	$227,534,930
Accounts payable, accrued expenses and other liabilities	8,419,757	8,616,153
Deferred revenue	16,692,502	10,410,340
Advance deposits	5,237,685	4,065,888
Total liabilities	258,783,988	250,627,311

Commitments and contingencies
Equity	119,988,897	131,851,516

Total liabilities and equity	$378,772,885	$382,478,827

See notes to combined financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel

Combined Statements of Operations
Years Ended December 31, 2019 and 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017 (Unaudited)

			(Unaudited)
	2019	2018	2017
Revenue:
Rooms	$42,158,587	$39,874,318	$6,898,030
Food and beverage	29,962,147	30,660,685	6,426,765
Other hotel revenue	11,126,243	11,134,872	1,943,808
	83,246,977	81,669,875	15,268,603

Expenses:
Hotel expenses:
Rooms	11,741,324	11,964,518	2,628,705
Food and beverage	23,481,318	24,327,196	5,681,723
Other hotel expense	6,218,080	6,340,810	1,177,603
Administrative and general	7,626,129	6,948,211	1,299,968
Property taxes, insurance and other	4,974,170	5,498,319	759,707
Sales and marketing	4,479,950	4,285,083	690,750
Repairs and maintenance	3,392,570	3,375,914	899,947
Utilities	1,781,831	1,710,782	568,328
Management fees	1,187,101	835,389	229,029
Management transition and owner expenses	235,544	2,288,548	1,810,647
Depreciation and amortization	13,356,014	12,380,556	3,159,975
	78,474,031	79,955,326	18,906,382

Income (loss) from operations	4,772,946	1,714,549	(3,637,779)

Other (income) expenses:
Interest expense	13,308,935	12,597,927	2,928,859
Interest expense - amortization of deferred financing costs	899,113	899,113	232,271
Provision for income tax expense	165,569	—	207,584
Other expenses	7,653	85,886	52,101
Interest income	(4,907)	(3,133)	(12)
	14,376,363	13,579,793	3,420,803
Net loss	$(9,603,417)	$(11,865,244)	$(7,058,582)

See notes to combined financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel

Combined Statements of Comprehensive Loss
Years Ended December 31, 2019 and 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017 (Unaudited)

			(Unaudited)
	2019	2018	2017
Net loss	$(9,603,417)	$(11,865,244)	$(7,058,582)

Other comprehensive loss:
Unrealized loss on derivative instrument	(103,742)	(43,155)	(433)
Comprehensive loss	$(9,707,159)	$(11,908,399)	$(7,059,015)

See notes to combined financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel

Combined Statements of Changes in Equity
Years Ended December 31, 2019, 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017 (Unaudited)

	Equity	Accumulated Other Comprehensive Loss	Total
Balance, September 28, 2017	$—	$—	$—
Contributions (Unaudited)	159,369,411	—	159,369,411
Other comprehensive loss (Unaudited)	—	(433)	(433)
Net loss (Unaudited)	(7,058,582)	—	(7,058,582)

Balance, December 31, 2017	152,310,829	(433)	152,310,396
Contributions	22,095,294	—	22,095,294
Distributions	(30,645,775)	—	(30,645,775)
Other comprehensive loss	—	(43,155)	(43,155)
Net loss	(11,865,244)	—	(11,865,244)

Balance, December 31, 2018	131,895,104	(43,588)	131,851,516
Contributions	23,304,540	—	23,304,540
Distributions	(25,460,000)	—	(25,460,000)
Other comprehensive loss	—	(103,742)	(103,742)
Net loss	(9,603,417)	—	(9,603,417)

Balance, December 31, 2019	$120,136,227	$(147,330)	$119,988,897

See notes to combined financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel

Combined Statements of Cash Flows
Years Ended December 31, 2019 and 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017 (Unaudited)

			(Unaudited)
	2019	2018	2017
Cash flows from operating activities:
Net loss	$(9,603,417)	$(11,865,244)	$(7,058,582)
Adjustments to net loss:
Depreciation and amortization	13,356,014	12,380,556	3,159,975
Amortization of deferred financing costs	899,113	899,113	232,271
Allowance for doubtful accounts	8,569	(20,504)	30,000
Key money accretion	(477,838)	(389,660)	—
Deferred revenue proceeds received	6,760,000	6,840,000	3,960,000
Changes in:
Accounts receivable	342,500	(1,297,798)	(3,617,006)
Prepaid expenses and other assets	(40,870)	(356,249)	(894,504)
Accounts payable, accrued expenses and other liabilities	(1,002,633)	1,436,326	5,500,742
Advance deposits	1,171,797	(1,176,607)	(988,587)
Net cash provided by operating activities	11,413,235	6,449,933	324,309

Cash flows from investing activities:
Purchase of hotel operating property	—	—	(372,772,416)
Additions to hotel operating property	(7,756,790)	(6,600,690)	(1,064,942)
Net cash used in investing activities	(7,756,790)	(6,600,690)	(373,837,358)

Cash flows from financing activities:
Interest rate cap	—	—	(197,200)
Proceeds from notes payable	—	—	230,000,000
Loan costs paid	—	—	(3,596,454)
Capital contributions	23,304,540	22,095,294	159,369,411
Capital distributions	(25,460,000)	(30,645,775)	—
Net cash (used in) provided by financing activities	(2,155,460)	(8,550,481)	385,575,757

Increase (decrease) in cash and cash equivalents and restricted cash	1,500,985	(8,701,238)	12,062,708

Cash and cash equivalents and restricted cash:
Beginning of year	3,361,470	12,062,708	—

End of year	$4,862,455	$3,361,470	$12,062,708

Supplemental disclosure of cash flow information:
Interest paid	$13,192,897	$12,678,737	$1,935,562

See notes to combined financial statements.

Ritz-Carlton Bacara, Santa Barbara Hotel
Notes to Combined Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

On June 13, 2017, CWI Santa Barbara Hotel, LP (CWI SB1) and CWI 2 Santa Barbara Hotel, LP (CWI SB2) (collectively, the Owners), Delaware limited partnerships, CWI Santa Barbara Mezz, LP (CWI Mezz 1) and CWI 2 Santa Barbara Mezz, LP (CWI Mezz 2) (collectively, the Mezz Entities), Delaware limited partnerships, CWI Santa Barbara Hotel GP, LLC (CWI GP 1), CWI 2 Santa Barbara Hotel GP, LLC (CWI GP 2) (collectively, the Hotel GP Entities), Delaware limited liability companies, and Santa Barbara Hotel Operator, Inc. (Tenant), Delaware corporation (collectively, the Company) were formed. On September 28, 2017 (acquisition), CWI SB1 and CWI SB2 together as tenants-in-common acquired a 40 percent interest and 60 percent interest, respectively, in the Ritz-Carlton Santa Barbara Hotel (the Hotel), a 358-room full-service hotel located in Santa Barbara, California for a purchase price of $380,000,000. The accompanying combined financial statements are presented on a combined basis as the Owners, the Mezz Entities, the Hotel GP Entities and Tenant are under common management and common ownership. The Owners own the Hotel and lease it to the Tenant, which operates the Hotel.

The Company will terminate upon sale or distribution of all the investments, and all affairs of the Company will be completed and the certificate of formation will be canceled in the manner required, as defined in the operating agreement. All profits, losses, distributions and contributions are allocated to the Owners according to the terms of the operating agreement.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP). The combined financial statements present the financial position, results of operations, other comprehensive loss and cash flows of the Hotel by combining the accounts of the Owners and Tenant. The rental income received by the Owners is eliminated against the lease expense of the Tenant. All other significant intercompany accounts and transactions have also been eliminated.

Use of estimates: The preparation of the combined financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintained cash balances in financial institutions that, from time to time, exceeded the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company seeks to mitigate this risk by depositing funds only with major financial institutions.

Restricted cash: Restricted cash consists primarily of amounts escrowed pursuant to the terms of the notes payable of the Company related to planned renovations and improvements, property taxes, insurance, and normal replacement of furniture, fixtures and equipment at the Hotel.

Ritz-Carlton Bacara, Santa Barbara Hotel
Notes to Combined Financial Statements

The following table provides a reconciliation of cash and and cash equivalents and restricted cash reported within the combined balance sheets to the combined statements of cash flows:

			(Unaudited)
	2019	2018	2017

Cash and cash equivalents	$1,668,021	$1,520,097	$7,650,341
Restricted cash:
Escrow related to capital expenditures	2,222,917	1,357,681	4,193,058
Escrow related to property taxes and insurance	971,517	483,692	219,309
	3,194,434	1,841,373	4,412,367
Total cash and cash equivalents and restricted cash shown in the combined statements of cash flows	$4,862,455	$3,361,470	$12,062,708

Accounts receivable: Accounts receivable are comprised of (a) amounts billed but uncollected for room rental, food and beverage sales and other hotel income and (b) amounts earned but unbilled for the aforementioned services until guests check out of the Hotel. Receivables are recorded at the Company’s respective estimate of the amounts that will ultimately be collected. On a periodic basis, accounts receivable balances are evaluated and an allowance for doubtful accounts is established, when deemed necessary, based on its history of past write-offs, collections and current credit conditions. At December 31, 2019 and 2018, the Company had $18,065 and $9,496, respectively, as allowance for doubtful accounts.

Inventories: Inventories consist of food, beverage and supplies and are stated at the lower of cost or market and are included within prepaid expenses and other assets on the accompanying combined balance sheets.

Derivative instruments: The Company records derivative instruments at fair value and records them as assets or liabilities, depending on the rights or obligations under the applicable derivative contract. For a derivative designated and qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. In accordance with fair value measurement guidance, counterparty credit risk is measured on a net portfolio position basis.

Investment in hotel property and depreciation: Investment in hotel property including land, building and improvements, furniture, fixtures, and equipment and site improvements are stated at cost. Replacements and improvements are capitalized and recorded at cost, while repairs and maintenance are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 40 years for the building, 4 years up to the remaining life of the building at the time of the addition for building improvements, 4 to 15 years for site improvements, 1 to 12 years for furniture, fixtures, and equipment and the lesser of the economic life or life of the lease for tenant improvements.

Ritz-Carlton Bacara, Santa Barbara Hotel
Notes to Combined Financial Statements

At December 31, 2019 and 2018, investment in hotel property, net consists of the following:

	2019	2018
Land	$80,624,968	$80,624,968
Buildings and improvements	277,451,494	267,022,670
Furniture, fixtures and equipment	26,264,035	22,683,452
Construction in progress	723,863	6,170,243
	385,064,360	376,501,333
Less accumulated depreciation	(26,340,882)	(14,115,555)
Investment in hotel property, net	$358,723,478	$362,385,778

At December 31, 2019, accrued capital expenditures were $590,560, representing non-cash investing activity. The Company had no accrued capital expenditures at December 31, 2018 or 2017.

Impairment of long-lived assets: The Company reviews long-lived assets and certain identifiable intangibles with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated future cash flows expected to be generated by the asset. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of the carrying value of long-lived assets was recognized for the years ended December 31, 2019 and 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017.

Deferred financing costs: Deferred financing costs are bank fees and other costs incurred in obtaining financing that are amortized over the term of the respective loan agreement using a method which approximates the effective interest method. The Company presents debt issuance costs related to its long-term debt as a deduction from the carrying amount of the associated debt on its combined balance sheets.

Key money: Key money received in conjunction with entering into the management agreement with the Hotel manager is deferred and recognized as income through a reduction in management fees on the combined statements of operations on a straight-line basis over the term of the management agreement. Key money is classified within deferred revenue on the combined balance sheets.

Advance deposits: Advances received for rooms, group reservations, banquets, food and beverage and other property operations in advance of providing the related services are deferred. Related revenue is recognized when occupancy or the service is performed, or when an advance deposit is forfeited.

Revenue recognition: Revenue consists of amounts derived from hotel operations, including the sale of rooms, food and beverage and revenue from other operating departments, such as parking, spa, resort fees and gift shops, and is presented on a disaggregated basis on the combined statements of operations. These revenues are recorded net of any sales or occupancy taxes, which are collected from our guests as earned. All rebates or discounts are recorded as a reduction in revenue and there are no material contingent obligations with respect to rebates or discounts offered by us.

The Company recognizes revenue when control of the promised good or service is transferred to the guest, in an amount that reflects the consideration we expect to receive in exchange for the promised good or service. Room revenue is generated through contracts with guests whereby the guest agrees to pay a daily rate for the right to use a hotel room and applicable amenities for an agreed upon length of stay. Contract performance obligations are fulfilled at the end of the day that the guest is provided the room and revenue is recognized daily at the contract rate. Food and beverage revenue, including restaurant and banquet and catering services, are recognized at a point in time once food and beverage has been provided. Other operating department revenue for services such as parking, spa and other

Ritz-Carlton Bacara, Santa Barbara Hotel
Notes to Combined Financial Statements

ancillary services, is recognized at a point in time when the goods and services are provided to the guest. The Company may engage third parties to provide certain services at the hotel, for example, audiovisual services. The Company evaluates each of these contracts to determine if the hotel is the principal or the agent in the transaction, and record the revenues as appropriate (i.e., gross vs. net).

Payment is due at the time that goods or services are rendered or billed. For room revenue, payment is typically due and paid in full at the end of the stay with some guests prepaying for their rooms prior to the stay. For package revenue, where ancillary guest services are included with the guests’ hotel reservations in a package arrangement, the Company allocates revenue based on the stand-alone selling price for each of the components of the package. The Company applied a practical expedient to not disclose the value of unsatisfied performance obligations for contracts that have an original expected length of one year or less. Any contracts that have an original expected length of greater than one year are insignificant.

Sales and marketing costs: All sales and marketing costs, including production cost of print, radio, television, and other advertisements are expensed as incurred.

Presentation of sales tax: Sales tax is collected from all nonexempt customers and the Company remits the entire amount to the respective state tax jurisdiction upon collection from the customer. The accounting policy is to exclude the tax collected and remitted to the state from revenue and expense.

Interest rate cap: Pursuant to the terms of the notes, the Owners obtained an interest rate cap. The purpose of the interest rate cap is to limit the Company’s exposure to increasing interest rates by capping LIBOR at certain rates as defined in the Interest Rate Cap Agreement.

Fair value measurements: Fair value is based on exit price or the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes a hierarchy of inputs used in measuring fair value that maximizes the use of the observable inputs and minimizes the use of the unobservable inputs by requiring that the most observable input be used when available. Observable inputs are inputs that the market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is measured in three levels based on the reliability of inputs:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Hotel has the ability to access. Valuation adjustment and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

Level 3 – Valuations derived from other valuation methodologies, including pricing models, discounted cash flow models and similar techniques, and not based on market, exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market and significant professional judgment in determining the fair value assigned to such assets or liabilities.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Ritz-Carlton Bacara, Santa Barbara Hotel
Notes to Combined Financial Statements

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

As a part of the mortgage loan agreement, the Company obtained an interest rate cap pursuant to an interest rate protection agreement (Note 4) in order to hedge its interest rate exposure on the mortgage. For the years ended December 31, 2019 and 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, the Company recognized a loss of $103,742, $43,155 and $433 (unaudited), respectively, relating to the change in fair value of the interest rate cap and is included as other comprehensive loss on the accompanying combined statements of comprehensive loss. At December 31, 2019 and 2018, the fair value of the interest rate cap is $1 and $153,451, respectively, and is included within prepaid expenses and other assets on the accompanying combined balance sheets. The interest rate cap is a Level 2 investment.

There were no significant transfers among Levels 1, 2 and 3 during the years ended December 31, 2019 and 2018.

Management estimates the fair value of current assets and current liabilities approximate their carrying value due to the short maturity of these instruments. The estimated fair value of the variable rate notes payable approximates their carrying value.

Income taxes: Income taxes are accounted for under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not some portion or all of the deferred tax assets will not be realized.

Under GAAP, Accounting Standards Codification (ASC) 740, Income Taxes, requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable tax authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of tax benefit or expense to be recognized. The Company does not have any uncertain tax positions that would require accrual under ASC 740.

The Tenant operates the Hotel through a taxable REIT Subsidiary (TRS). A TRS is a subsidiary of a REIT that is subject to the applicable corporate income tax. The Tenant’s use of the TRS enables it to continue to engage in certain operations of the Hotel while complying with REIT qualification requirements.

The Company files a single state and local tax filing. In the normal course of business, the Company may be audited by any of these taxing authorities. As of December 31, 2019, the Company is not currently undergoing any tax examinations nor has the Company agreed to extend the statute of limitations beyond the prescribed expiration date. The Company remains subject to examination by U.S. federal, state and local jurisdictions for prior tax years.

Recent accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 modifies the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract: the lessee and the lessor. ASU 2016-02 provides new guidelines that change the accounting for leasing arrangements for lessees, whereby their rights and obligations under substantially all leases, existing and new, are capitalized and recorded on the combined balance sheets. For lessors, however, the new standard remains generally consistent with existing guidance, but has been updated to align with certain changes to the lessee model and ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

Ritz-Carlton Bacara, Santa Barbara Hotel
Notes to Combined Financial Statements

The Company adopted the standard effective January 1, 2019 using the modified retrospective method, applying the transition provisions at the beginning of the period of adoption rather than at the beginning of the earliest comparative period presented. We elected the package of practical expedients as permitted under the transition guidance, which allowed us to not reassess whether arrangements contain leases, lease classification and initial direct costs. The adoption of this standard did not result in a material impact to the Company's combined financial statements.

Note 3. Intangible Assets

Intangible assets consist of tradename and customer relationships and are summarized as follows:

		December 31, 2019			December 31, 2018
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Tradename	10	$10,548,780	$(2,384,314)	$8,164,466	$10,548,780	$(1,329,436)	$9,219,344
Customer relationships	10	758,091	(171,349)	586,742	758,091	(95,540)	662,551
Total intangible assets, net		$11,306,871	$(2,555,663)	$8,751,208	$11,306,871	$(1,424,976)	$9,881,895

Net amortization of intangibles was $1,130,687, $1,130,687 and $294,288 (unaudited) for the years ended December 31, 2019 and 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, respectively, and is included in depreciation and amortization on the accompanying combined statements of operations.

Future annual amortization of the intangible assets is as follows:

		Customer
	Tradename	Relationships	Total

2020	$1,054,878	$75,809	$1,130,687
2021	1,054,878	75,809	1,130,687
2022	1,054,878	75,809	1,130,687
2023	1,054,878	75,809	1,130,687
2024	1,054,878	75,809	1,130,687
Thereafter	2,890,076	207,697	3,097,773
Total	$8,164,466	$586,742	$8,751,208

Note 4. Notes Payable

The Company has a mortgage note (Senior Loan) whereby it received the entire maximum commitment of $175,000,000 and a mezzanine note (Mezzanine Loan) for $55,000,000. The loans are collateralized by the Hotel and affiliates of the Owners guarantee the completion of certain renovation projects (as defined).

The term of the Senior Loan is for four years through September 28, 2021 (Initial Maturity Date) with one option to extend for one year through September 28, 2022, if certain requirements (as defined) are met.

The Senior Loan bears interest based on a one-month LIBOR plus 2.79 percent (4.48 percent and 5.31 percent at December 31, 2019 and 2018, respectively). During the extension period, the Company will have to make equal quarterly principal payments of the product of 0.003125 times the principal outstanding at the Initial Maturity Date.

Ritz-Carlton Bacara, Santa Barbara Hotel
Notes to Combined Financial Statements

The term of the Mezzanine Loan is for four years through September 28, 2021 with one option to extend for one year through September 28, 2022, if certain requirements (as defined) are met. The Mezzanine Loan bears interest based on a one-month LIBOR plus 5.75 percent (7.46 percent and 8.27 percent at December 31, 2019 and 2018, respectively).

At December 31, 2019 and 2018, the notes payable balance was $228,434,044 and $227,534,930, respectively, net of unamortized deferred financing costs of $1,565,956 and $2,465,070, respectively.

Note 5. Management Fees

Concurrent with the purchase of the Hotel, the Company entered into a management agreement with Ritz-Carlton Hotel Company, L.L.C. (the Hotel Property Management Agreement) for property management and other related services for the Hotel. The initial term of the Hotel Property Management Agreement ends on September 30, 2047. Pursuant to the terms of the Hotel Property Management Agreement, a base annual management fee of 3 percent of gross revenues of the Hotel, as defined in the agreement, and an incentive fee, as calculated per the terms of the agreement, are required. The agreement caps management fees at 6 percent for any year. For the years ended December 31, 2019 and 2018, there was a fee subordination (reduction) to management fees of 1 percent and 1.5 percent, respectively, as stipulated in a side agreement to the Hotel Property Management Agreement. For the years ended December 31, 2019 and 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, the Company incurred $1,664,940, $1,225,045 and $229,029 (unaudited), respectively, of base management fees (included in management fees on the combined statements of operations), net of subordination-related reductions of $832,469 and $1,225,045 for the years ended December 31, 2019 and 2018, respectively. For the years ended December 31, 2019 and 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, there were no incentive management fees incurred.

In connection with the execution of the management agreement in 2017, the Company received $3,960,000 of key money. In January 2018 and July 2019, the Company received additional amounts of key money of $6,840,000 and $6,760,000, respectively. Key money is being amortized over the thirty-year term of the management agreement and recorded within management fees within the accompanying combined statement of operations. The outstanding liability is included in deferred revenue within the accompanying combined balance sheets. Amortization of key money incurred for the years ended December 31, 2019 and 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017 is $477,839, $389,660 and $0 (unaudited), respectively, and is included as a credit within management fees on the combined statements of operations.

Ritz-Carlton Bacara, Santa Barbara Hotel
Notes to Combined Financial Statements

Note 6. Income Taxes

Income tax expense attributable to the Company for the years ended December 31, 2019 and 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, consists of:

			(Unaudited)
	2019	2018	2017
Federal
Current	$—	$—	$—
Deferred	—	—	162,548
	—	—	162,548
State
Current	165,569	—	—
Deferred	—	—	45,036
	165,569	—	45,036

Total provision	$165,569	$—	$207,584

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The temporary differences result primarily from the tax benefits the Company has accumulated since acquisition.

At December 31, 2019 and 2018, deferred taxes consist of the following:

	2019	2018
Deferred tax assets:
Deferred tax asset	$6,483,343	$4,396,943
Valuation allowance	(6,483,343)	(4,396,943)

Net deferred tax assets	$—	$—

Due to continuing losses based on pre-tax book income at the Tenant, the Company believes that it is more likely than not that it will not realize any benefit from the deferred tax assets. As a result, the Company has recorded a valuation allowance at December 31, 2019 and 2018 so that the net deferred tax assets are fully reserved. During the year ended December 31, 2019, the valuation allowance increased by $2,086,400.

Note 7. Litigation

The Company may be involved from time to time in litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Note 8. Subsequent Events

In January 2020, after the completion of certain renovation projects (as defined) were completed, the Company received $1,440,000 in key money.

Subsequent events were evaluated for potential recognition and/or disclosures in the financial statements through March 12, 2020, the date the combined financial statements were available to be issued.